Buenos Aires, December 28, 2020

Bolsas y Mercados Argentinos S.A.

Comisión Nacional de Valores

Ref.: Relevant Event. Corporate Reorganization.

Dear Sirs,

I am writing to Bolsas y Mercados Argentinos S.A. and the National Securities Commission (Comisión Nacional de Valores) in my capacity as Head of Market Relations of Pampa Energía SA (“Pampa” or the “Company”) to inform that Pampa´s Board of Directors at its meeting held today approved, subject to the corresponding assembly and regulatory resolutions, a corporate reorganization consisting of the merger by absorption between Pampa, as the absorbing company, and Transelec Argentina S.A., Pampa Participaciones S.A.U., Pampa Holding MMM S.A.U., Pampa DM Ventures S.A.U. Pampa FPK S.A.U. y Pampa QRP S.A.U., as absorbed companies, all in accordance with stipulated in Section 82 and consistent with the Corporate Business Law, Section 80 and following ones from the Income Tax Law. The aforementioned merger will be effective as of October 1st, 2020.

Likewise, the Board of Directors of the companies approved the terms of the Preliminary Merger Agreement, the Merger Prospectus -subject to the approval of the National Securities Commission (Comisión Nacional de Valores)-, and the corresponding merger special financial statements as of September 30th, 2020.

Sincerely,

Victoria Hitce

Head of Market Relations